100 King Street West, 18th Floor, Toronto, ON M5X 1A1

October 16, 2012

Via EDGAR

Kevin W. Vaughn

Accounting Branch Chief

Securities and Exchange Commission

Washington, D.C.

20549

Re:	Bank of Montreal

Form 40-F for the Fiscal Year Ended October 31, 2011

Filed December 6, 2011

Form 6-K

Filed August 28, 2012

File No. 001-13354

Dear Mr. Vaughn:

I am writing to respond to your letter of September 25, 2012. I set out below your comments in bold type and Bank of Montreal’s response thereafter.

Form 40-F for Fiscal Year Ended October 31, 2011

Exhibit 2 – Management’s Discussion and Analysis

Allowance for Credit Losses, page 84

1.	We note your definition of unexpected loss (UL) on page 83 and that you use it both to assess the extent and correlation of risks before authorizing new exposures and as part of your allowance for credit losses model. Please revise your future filings to address in greater detail how you use the “unexpected loss” measure and how your use of an expected loss methodology in managing your segments interrelates with your consideration of unexpected loss. Discuss how your unexpected loss measures have changed over time, and clearly identify the factors that affect this measure in general as well as specifically during the periods presented.

The use of unexpected loss models to assess the extent and correlation of risk before authorizing new exposures refers to our use of economic capital. Our economic capital models provides a forward-looking estimate of the difference in our maximum potential loss in economic (or market) value and our expected loss, measured over a specified time interval and using a defined confidence level.

We will elaborate on this in future filings and address how unexpected loss measures have changed over time.

Effective Q1, 2012 we have updated our approach to determining the collective allowance (formerly the “general allowance”) and it no longer explicitly incorporates the use of unexpected loss. Accordingly, our future filings will include an updated overview of the collective allowance methodology.

Table 3: Returns on Equity and Assets, page 101

2.	We note you present return on equity and return on assets in this table. Please revise your future filings to also present the average equity to average total assets ratio in this table.

We will include the average equity to average total assets ratio in our future filings.

Table 5: Liquid Assets, page 101

3.	We note your disclosure on page 89 that liquid assets include unencumbered, high-quality assets that are marketable, can be pledged as security for borrowings, and can be converted to cash in a time frame that meets your liquidity and funding requirements. We also note your liquid assets disclosure here in Table 5. Please revise your future filings to disclose the following:

•	Disaggregate your Securities line to disclose the balance by type of securities included, and if intra-period balances vary significantly, please disclose the weighted average balance as well.

We will provide disclosure in our future filings to align the balances by security type to our disclosure in Note 3 of our annual consolidated financial statements. Intra-period balances do not vary significantly, however we will monitor the balances and add disclosure if appropriate.

•

Clarify whether the Liquid Assets presented in Table 5 represent your “supplemental liquidity pools” as referenced on page 89 that are maintained for contingent liquidity risk management purposes, and if not, how those pools relate to the assets presented in Table 5.

Table 5 does include our supplemental liquidity pools and other assets that are considered liquid assets. We will provide disclosure in our future filings to clarify that they are included.

•

Please revise your discussions of the supplemental liquidity pools to more clearly describe whether you maintain the supplemental liquidity pool at either the parent company level, or a lower level such as individual subsidiary, country, or business unit level. Consider providing further granular data about these different liquidity pools. Briefly discuss how you manage the supplemental liquidity pool levels between these levels as well as any regulatory requirements for minimum amounts at various levels.

The supplemental liquidity pools are held at the parent company level, Bank of Montreal and BMO Harris Bank. We will provide disclosure in our future filings to clarify where supplemental liquidity pools are held, provide more granular data and discuss how we manage the supplemental liquidity pools including minimum regulatory requirements.

•

You disclose that the definition of your Net Liquidity Position is based on a stressed scenario. In future filings, please consider disclosing the inputs and assumptions considered in such a scenario as well as to qualitatively discuss the outputs of such testing.

We will provide disclosure in our future filings to enhance the disclosure around our stress testing.

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Table 9: Average Assets, Liabilities and Interest Rates, page 104

4.	We note you present your deposits by customer and currency, but group all other interest bearing liabilities together including your subordinated debt, securities sold but not yet purchased, and securities lent or sold under repurchase agreements. We also note that your securities sold but not yet purchased and securities lent or sold under repurchase agreements have accounted for a significant portion of your other liabilities in the past two years. Please revise your future filings to disaggregate these line items in this table. Also, revise your future filings to disclose the maximum amount of borrowings at any month-end during the last three fiscal years for securities lent or sold under repurchase agreements.

We will provide disclosure in our future filings to disaggregate securities sold but not yet purchased and securities lent or sold under repurchase agreements. We will also disclose the maximum amount of borrowings at any month end for the last three fiscal years for securities lent or sold under repurchase agreements.

Table 11: Net Loans and Acceptances – Segmented Information, page 106

5.	We note that the data for the ratios “gross impaired loans and acceptances as a % of equity and allowance for credit losses” with and without purchased portfolios by geographic location was unavailable by country. Please revise your future filings to explain why this information is unavailable by country, and consider presenting the ratios based on the consolidated level elsewhere in your filing such as Table 15.

We allocate ‘Total Equity’ to our businesses based on a management view by line of business, rather than geography, therefore this component of the ratio noted in Table 12 is not available. We believe that equity allocation consistent with the management of the business is appropriate. We will simplify our disclosure by moving this ratio to the overall enterprise table on Impaired Loans (Table 15).

Exhibit 3 – Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 4: Loans, Customers’ Liability Under Acceptances and Allowance for Credit Losses, page 126

6.	We note your impaired loans policy that loans guaranteed by the Government of Canada are not impaired until one year past due. We also note your policy for write-offs of credit card, consumer installment, other personal, and some small business loans. In an effort to provide consistent and significant policy disclosures, please revise your future filings to include your write-off policy for residential mortgages as well as corporate and commercial loans. Revise your disclosure on page 131 to disclose the percentage of loans past due 90 days or more but not impaired that were guaranteed by the Government of Canada.

We will enhance our disclosure in future filings to note the write-off policy for residential mortgages and corporate and commercial loans.

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In future filings we will disclose the percentage of loans past due 90 days or more but not impaired that were guaranteed by the Government of Canada in the 2012 version of the Loans Past Due Not Impaired table (on page 131 of our 2011 Annual Report)

Note 26: Operating and Geographic Segmentation, page 167

7.	We note your disclosure on page 168 that the provisions for credit losses are allocated to each segment based on applying the expected loss methodology to the loans in that segment. You disclose that amounts reported in the Corporate Services segment address the difference between the expected loss methodology and the incurred loss methodology, the latter of which is used for your consolidated reporting. You also disclose that during Fiscal 2011 you transferred $1 billion of impaired real estate secured loans from the P&C U.S. segment to Corporate Services and that prior periods were restated to reflect this transfer. However, the provisions for credit losses for the P&C U.S. and the Corporate Services segments for fiscal 2010 and 2009 were unchanged from the presentation in your 2010 Form 40-F.

Please address the following:

•

Tell us and revise the segment footnotes and segment discussions of your MD&A in your future filings to more clearly explain why the provisions for credit losses were positive for your Corporate Services segment for Fiscal 2010 and 2009.

As noted, credit losses charged to the operating groups are on an Expected Loss Basis. The expected loss methodology used in our segment results incorporates a through the cycle view of credit losses on portfolios versus actual losses that occurred in the period on a defaulted loan. During economic downturns the provision for credit losses on an Actual Loss Basis may be higher than provision for credit losses on an Expected Loss Basis (and the opposite can occur during strong economic times). In both Fiscal 2009 and 2010, the total Bank specific provision for credit losses on an Actual Loss Basis exceeded total provision for credit losses on an Expected Loss Basis. This resulted in an additional provision for credit losses reported in Corporate Services to reconcile to total Bank on an Actual Loss Basis.

We will provide disclosure in our future filings to more clearly explain the provision for credit losses in Corporate Services.

•

Provide us with a table that quantifies the total adjustment recorded in Corporate Services to the provision for each of the last three fiscal years under Canadian GAAP as well as for each the comparative nine month periods ended July 31, 2012 and 2011 under IFRS that reduces the total provision from an expected loss model to the amount recorded under Canadian GAAP or IFRS, respectively. Reconcile this adjustment to total provision for credit losses allocated to the Corporate Services segment for each period, and explain any differences.

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Canadian GAAP

(C$ millions)	2011	2010	2009

Reported Actual Provision for Credit Losses (PCL)	857	1,049	1,603

Expected Loss Provision Allocated to Operating Groups

P&C Canada	547	502	387

P&C US	202	124	92

Private Client Group (PCG)	9	7	5

Capital Markets (CM)	120	264	146

Total Expected Loss (EL) Provision	878	897	630

Actual provision for credit losses (less than)/greater than EL	(21)	152	973

Adjustment booked to Corporate Services	(21)	152	973

Difference	0	0	0

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IFRS
(C$ millions)	YTD Q3 2012	YTD Q3 2011
Reported Actual Provision for Credit Losses	573	850

Expected Loss Provision allocated to Operating Groups

P&C Canada	422	409

P&C US	254	123

PCG	11	7

CM	73	89

Total Expected Loss (EL) Provision	760	628

Actual provision for credit losses (less than)/greater than EL	(187)	222

Adjustment booked to Corporate Services	(187)	222

Difference	0	0

•

Tell us and revise your future filings to discuss why the provision allocated to Corporate Services represented 15% and 61% of the total provision in Fiscal 2010 and 2009 if the Corporate Services segment provision only includes the difference in the expected loss and GAAP models as indicated in your disclosures.

As noted above, the years in question were in an economic downturn and actual provisions were higher than expected losses particularly in 2009; the difference was large enough to account for a significant portion of the banks total provision. We will provide disclosure in future filings on the reasons for changes in the amount of provision for credit losses reported in Corporate Services.

•

Tell us if the impaired loans transferred to the Corporate Services segment during Fiscal 2011 had provisions recorded during the prior periods presented and if so, why the provision amounts in the P&C U.S. and Corporate Services segments were not restated for Fiscal 2010 and 2009 as your sentence on page 168 seems to imply. To the extent the Corporate Services segment continues to hold loans, revise your MD&A segment discussions in your future filings to separately quantify the ending and average loan balance held and to separately quantify any provisions for credit losses on the loans in this portfolio to allow the reader to differentiate such amounts from any negative adjustment for the difference between expected losses and incurred losses on the other loan portfolios.

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Impaired loan balances were transferred from P&C US to Corporate Services and we restated the prior period balance sheet and income statement. We did not allocate expected credit losses on the impaired loan portfolio either before or after it was transferred. Therefore when the impaired loans were transferred from P&C US to Corporate Services no restatement of the provision for credit losses for prior periods for the portion of this portfolio that was impaired was required.

We will revise our disclosure to provide loan balances in Corporate Services going forward and the related provision for credit losses.

8.	Since you use the expected loss methodology for segment management purposes, revise your MD&A in your future filings to provide the reader with sufficient information to understand the respective credit trends you are experiencing and allocating to each segment for segment management purposes.

•

Revise the credit quality sections of your document to more clearly address your use of the expected loss methodology for management purposes. Differentiate this methodology from the incurred loss methodology used for your consolidated reporting both at the conceptual level as well as the quantified level in terms of your provisions for credit losses and allowance for loan losses. More clearly explain how you use the expected loss data for segment management purposes.

We will provide disclosure in our future filings to ensure that the provision for credit losses on an Expected Loss Basis is clearly distinguished from the provision for credit losses on an Actual Loss Basis. We employ an expected loss methodology for management reporting purposes and this is presented in our operating and geographic segment disclosures. The expected loss methodology allocates expected losses to the segment for management purposes with the difference between expected credit losses and actual credit losses reported in Corporate Services. For purposes of managing the business, we believe that allocating the expected losses to the business at the time the loan is originated provides a clear picture of the total profitability of the loan and leads to better decision making.

•	Revise the MD&A of your future annual and interim filings to address the segment provision amounts in greater detail.

We will provide disclosure in our future filings to enhance our segment provision disclosure.

•

For each segment clearly address the credit trends experienced and expected that are captured in your segment results, and highlight any changes. Within these sections, link these discussions to the consolidated credit quality data provided elsewhere to the extent possible, and if such linkage is not possible, provide sufficient credit quality information in that section to support the provisions and allowances recorded for that segment.

Information on credit quality factors influencing provision for credit losses and allowance for credit losses are found on page 41 and 42 of the 2011 MD&A. This discussion will be enhanced in future filings to address segmented credit quality trends.

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•

Within the section of your MD&A that addresses your Corporate Services segment, clearly provide the reconciliation from expected loss methodology to incurred loss methodology separately from any other adjustments or provisions reported in your provision for credit losses for that segment. Further, within this section, link this information to your overall credit quality discussions elsewhere in the document and highlight the differences in the credit quality expectations captured in your segmented expected loss methodology but which cannot be captured in your incurred loss model. To the extent loan portfolios are held within the Corporate Services segment in future periods, provide separate discussions within this section of your MD&A to address the credit quality trends experienced within those portfolios.

The provision for credit losses in Corporate Services is comprised of three main components – the provision for actual credit losses on the impaired loan portfolio that was transferred to Corporate Services, a provision for interest accrued on impaired loans and the difference between expected credit losses allocated to the Operating Segments and actual credit losses.

The expected loss methodology used in our segment results incorporates a through the cycle view of credit losses on portfolios versus actual losses that occurred in the period on a defaulted loan. As a result, at different points in the economic cycle the actual losses may exceed expected losses or the opposite can occur. As mentioned earlier, the difference between expected losses and actual losses are recorded in the Corporate Segment so that the consolidated financial statements reflect actual losses. We provide disclosure on the impact of the differences in the segment results and will enhance future filings to provide greater clarity on credit quality expectations has impacted segment expected loss.

As noted above, we will enhance our disclosure in the Corporate Services segment to include loan balances as well as the related provision for credit losses related to those portfolios. The Corporate Services portfolio comprises impaired loans that are being run-off over time and we will provide commentary in future filings on changes in the credit quality of this portfolio. We will also separately disclose the adjustment made in the Corporate Segment to adjust from expected losses to total Bank actual losses.

Note 29: Fair Value of Financial Instruments, page 171

9.	We note your valuation technique disclosures here and in the referenced Notes 3 and 10 of your consolidated financial statements. Please revise your future filings to provide more robust disclosure of your valuation techniques, including both the types of models used and the significant inputs to such models, and provide clear disclosures that match the model and inputs with the disclosed financial instrument fair value. Also, disclose how you validate the prices you receive and rely on for your fair value measurements from broker quotes or independent pricing services.

We will provide further detail of our valuation techniques for securities and derivatives in our future filings.

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Form 6-K Filed on August 28, 2012

Exhibit 99.1 – Third Quarter 2012 Report to Shareholders

Risk Management, page 11

10.	We note on page 12 that on an “actual loss basis” the provision for credit losses for the P&C U.S. segment declined by 31% from C$265 million for the nine months ended July 31, 2011 to C$182 million for the nine months ended July 31, 2012. We also note on page 53 that your provision for credit losses by geographic region decreased by 64% for the United States portfolios from C$331 million for the nine months ended July 31, 2011 to C$119 million for the nine months ended July 31, 2012. However, on page 52 your provision for credit losses on an expected loss basis for the P&C U.S. segment increased by 106% from C$123 million to C$254 million for the same periods. Please tell us and revise your future filings to address the following:

•

Discuss the reasons for the significant changes in the provisions for credit losses for your U.S. Segment under each of these methodologies, identifying the credit quality indicators that reflect the trends underlying these results.

The decline in provision for credit losses on an Actual Loss Basis as disclosed on page 12 is reflective of general improvement in the loan portfolios, both commercial and consumer. We note that this shows only the legacy P&C U.S. business line and excludes both the acquired Marshall & Isley purchased performing and purchased credit impaired (PCI) portfolios which are shown further down in the table.

The US geographic segment presented on page 53 of the Third Quarter 2012 Report to Shareholders is total reported provision for credit losses, and includes all US based provisions regardless of business line. This is comprised of the P&C U.S. provision for credit losses noted above as well as the U.S. based Capital Markets portfolio, and the acquired M&I portfolios (both performing and purchased credit impaired). The change period over period is driven primarily by the inclusion of the acquired M&I portfolios.

Page 52 provides a discussion of the results of the P&C US Operating Group, including the provision for credit losses determined on an Expected Loss Basis. The significant increase on an expected loss basis for P&C US reflects expected losses associated with the M&I purchased performing portfolio that was included for only 25 days of 2011 (July 5-31, 2011), but for a full 9 months of 2012.

We will provide disclosure in the future to discuss significant changes in the US Segment provision for credit losses.

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•	Quantify the unadjusted provision for credit losses under IFRS for these U.S. portfolios.

IFRS (C$ millions)
Unadjusted Specific PCL	YTD Q3 2012	YTD Q3 2011
US Geographic Segment	$119	$331
P&C US Operating Segment	$344	$265

•	As part of your response, please provide us with an allowance roll-forward under IFRS for the loan portfolios in your P&C U.S. segment for the nine month periods presented.

IFRS (C$, millions)
Allowance Roll forward – P&C US	YTD Q3 2012	YTD Q3 2011
Opening ACL	222	164
PCL	344	265
Recoveries	507	66
Write-Offs	(492)	(343)
Other	(32)	15
Ending ACL	549	167

•

In an effort to provide more transparent disclosure of your credit quality and related trends, provide a tabular presentation of credit quality information by geographic location including gross loans and acceptances, gross impaired loans, allowance for credit losses, and provision for credit losses in your future interim filings, or tell us why you believe such information is not meaningful to investors.

We will include this disclosure in future filings.

11.

Revise this section in your future filings to clarify and differentiate the terminology used for the multiple credit loss methodologies you refer to in your disclosure. For instance, explain how the methodology used to arrive at the “adjusted provision” differs from “actual loss basis” as well as from your segment “expected loss provisions”. Further,

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explain why your “actual loss basis” provision appears to require further adjustments to reconcile to your IFRS reported provision for credit losses. Clearly identify what each methodology you use here is meant to convey to the reader about your credit quality.

We will revise our disclosure to clarify the difference between provision for credit losses on an expected loss basis and provision for credit losses on an actual loss basis as well as how we calculate the adjusted provision for credit losses.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Thomas Flynn

Thomas Flynn

Executive Vice President and Chief Financial Officer

cc:	Bank of Montreal, Audit and Conduct Review Committee

KPMG, LLP

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